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Exhibit 99.1

BIOVAIL CORPORATION

THIRD QUARTER 2004 INTERIM REPORT

FOR CANADIAN REGULATORY PURPOSES

BIOVAIL CORPORATION

THIRD QUARTER 2004 INTERIM REPORT
FOR CANADIAN REGULATORY PURPOSES

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Teveten®, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

i                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	September 30 2004	December 31 2003
ASSETS
Current
Cash and cash equivalents	$44,043	$133,261
Accounts receivable	165,018	179,374
Inventories [note 5]	97,919	84,058
Deposits and prepaid expenses	9,588	15,759

	316,568	412,452
Long-term investments [note 6]	95,783	92,756
Property, plant and equipment, net	180,506	173,804
Goodwill, net	103,429	103,429
Intangible assets, net [note 7]	1,341,309	1,457,226
Other assets, net	57,657	57,937

	$2,095,252	$2,297,604

LIABILITIES
Current
Accounts payable	$44,907	$67,932
Accrued liabilities	90,844	105,201
Minority interest	—	679
Income taxes payable	23,442	24,175
Deferred revenue	7,659	5,765
Current portion of long-term obligations [note 8]	85,347	58,816

	252,199	262,568
Deferred revenue	17,550	14,500
Long-term obligations [note 8]	499,630	753,710

	769,379	1,030,778

SHAREHOLDERS' EQUITY
Share capital [notes 3 and 9]	1,572,662	1,471,917
Deficit	(268,586)	(222,931)
Cumulative translation adjustment	21,797	17,840

	1,325,873	1,266,826

	$2,095,252	$2,297,604

The accompanying notes are an integral part of the consolidated financial statements.

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For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
REVENUE
Product sales	$203,457	$179,985	$575,767	$464,629
Research and development	5,942	4,542	12,831	10,815
Co-promotion, royalty and licensing	6,326	30,787	20,066	148,543

	215,725	215,314	608,664	623,987

EXPENSES
Cost of goods sold	51,835	40,079	163,028	88,823
Research and development	17,648	20,608	51,469	60,427
Selling, general and administrative [note 3]	72,478	74,135	199,305	176,436
Amortization	40,858	54,944	122,753	186,940
Settlements	—	—	—	(34,055)

	182,819	189,766	536,555	478,571

Operating income	32,906	25,548	72,109	145,416
Interest income	186	1,191	757	5,893
Interest expense	(10,004)	(10,969)	(31,236)	(30,458)
Foreign exchange gain (loss) [note 2]	(802)	531	(1,158)	(9,594)
Other expense	—	—	(127)	—

Income before provision for income taxes	22,286	16,301	40,345	111,257
Provision for income taxes	2,100	2,950	5,200	13,300

Net income	$20,186	$13,351	$35,145	$97,957

Earnings per share[note 10]
Basic	$0.13	$0.08	$0.22	$0.62

Diluted	$0.13	$0.08	$0.22	$0.61

Weighted average number of common shares outstanding (000s) [note 10]
Basic	158,801	158,704	159,060	158,428

Diluted	158,904	160,426	159,227	160,115

The accompanying notes are an integral part of the consolidated financial statements.

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For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
Deficit, beginning of period	$(288,772)	$(97,980)	$(222,931)	$(182,586)
Net income	20,186	13,351	35,145	97,957

	(268,586)	(84,629)	(187,786)	(84,629)
Cumulative effect of change in accounting policy [note 3]	—	—	(80,800)	—

Deficit, end of period	$(268,586)	$(84,629)	$(268,586)	$(84,629)

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,186	$13,351	$35,145	$97,957
Add (deduct) items not involving cash
Depreciation and amortization	46,438	58,991	139,503	198,935
Amortization of deferred financing costs	811	734	3,510	2,103
Amortization of discounts on long-term obligations	813	1,912	3,207	5,890
Compensation cost for employee stock options [note 3]	5,020	263	16,398	1,262
Gain on disposal of intangible asset [note 4]	(1,471)	—	(1,471)	—
Other	(422)	(3,129)	(3,130)	5,013

	71,375	72,122	193,162	311,160
Net change in non-cash operating items [note 11]	(13,665)	(2,253)	(27,792)	(67,100)

Cash provided by operating activities	57,710	69,869	165,370	244,060

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(6,035)	(11,711)	(20,190)	(28,283)
Acquisition of business, net of cash acquired [note 4]	—	—	(9,319)	—
Acquisitions of long-term investments	(2,632)	(30,060)	(2,877)	(34,596)
Proceeds on disposal of intangible assets [note 4]	3,000	—	3,000	10,000
Acquisitions of intangible assets	—	(7,000)	—	(203,052)
Increase in loan receivable	—	(35,000)	—	(40,000)

Cash used in investing activities	(5,667)	(83,771)	(29,386)	(295,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances (repayments) under revolving term credit facility, including financing costs	(60,000)	(29,200)	(182,550)	114,800
Repayments of other long-term obligations	—	(17,875)	(52,796)	(88,261)
Proceeds on termination of interest rate swaps [note 8]	—	—	6,300	—
Issuance of common shares, net of issue costs [note 9]	9	1,087	3,687	11,419

Cash provided by (used in) financing activities	(59,991)	(45,988)	(225,359)	37,958

Effect of exchange rate changes on cash and cash equivalents	332	587	157	1,122

Net decrease in cash and cash equivalents	(7,616)	(59,303)	(89,218)	(12,791)
Cash and cash equivalents, beginning of period	51,659	102,592	133,261	56,080

Cash and cash equivalents, end of period	$44,043	$43,289	$44,043	$43,289

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

2.     RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

  As disclosed in the Company's amended interim financial statements for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003 (which were filed with the Ontario Securities Commission on May 14, 2004), during the course of the preparation of its 2003 annual consolidated financial statements, the Company determined that it had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, the Company acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc in a transaction denominated in Canadian dollars. At the date of acquisition, the Company recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in the previously issued interim financial statements for 2003, the Company did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions, which amounted to $2,474,000 and $5,147,000 in the three months and nine months ended September 30, 2003, respectively. Canadian generally accepted accounting principles ("GAAP") require monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003, June 30, 2003 and September 30, 2003, had the following impact on the Company's previously reported results of operations for the three months and nine months ended September 30, 2003:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Net income as previously reported	$10,222	$104,148
Foreign exchange adjustments	3,129	(6,191)

Net income as restated	$13,351	$97,957

Basic earnings per share
As previously reported	$0.06	$0.66
As restated	$0.08	$0.62
Diluted earnings per share
As previously reported	$0.06	$0.65
As restated	$0.08	$0.61

  Prior to September 30, 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of its 2003 annual consolidated financial statements, the Company decided to present foreign exchange gains or losses (including the adjustments above) as an individual line item below operating income.

3.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian GAAP for interim financial reporting, which does not conform in all respects to the requirements of Canadian GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with Canadian GAAP that are contained in the Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2003. These interim consolidated financial statements have been prepared using accounting policies that are consistent with policies used in preparing the

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  Company's 2003 annual audited consolidated financial statements. There have been no material changes to the Company's significant accounting policies since December 31, 2003.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

  Stock-based compensation

  In December 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (as amended in November 2003). CICA Handbook Section 3870 established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA Handbook Section 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA Handbook Section 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

  Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $80,800,000 and a corresponding increase to share capital, which comprises common shares and contributed surplus.

  In the three months and nine months ended September 30, 2004, the Company recorded stock-based compensation expense of $5,020,000 and $16,398,000, respectively, which is included in selling, general and administrative expenses. No compensation expense for stock options granted to employees at fair market value was included in the determination of net income in the three months and nine months ended September 30, 2003; however, the Company recorded compensation expense in those periods for stock options granted (at the date of acquisition in October 2000) to the employees of DJ Pharma, Inc. ("DJ Pharma"). For the three months and

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  nine months ended September 30, 2003, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of CICA Handbook Section 3870 had been applied for all stock options granted:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
	(Restated — note 2)	(Restated — note 2)
Net income as reported	$13,351	$97,957
Pro forma stock-based compensation expense determined under fair value-based method	(4,404)	(13,845)

Pro forma net income	8,947	84,112

Basic earnings per share
As reported	$0.08	$0.62
Pro forma	$0.06	$0.53
Diluted earnings per share
As reported	$0.08	$0.61
Pro forma	$0.06	$0.53

  The fair values of all stock options granted during the three months and nine months ended September 30, 2004 and 2003 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Expected option life (years)	4.0	4.0	3.8	4.0
Volatility	55.7%	44.3%	56.0%	52.1%
Risk-free interest rate	3.8%	3.7%	3.6%	4.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Derivative financial instruments

  In December 2002 (as amended in June 2003), the CICA issued Accounting Guideline ("AcG") No. 13, "Hedging Relationships". AcG No. 13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. AcG No. 13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company adopted the new guidelines effective January 1, 2004. The adoption of AcG No. 13 had no effect on the Company's financial position or results of operations.

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. The Company does not recognize unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments, or from changes in the fair values of the underlying hedged item.

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4.     AGREEMENTS

  Teva

  In September 2004, Biovail resolved its pending arbitration with Teva Pharmaceuticals Industries Ltd. and its affiliates ("Teva") related to a dispute over its existing distribution agreement with Teva. Under the terms of the settlement agreements entered into, Biovail granted Teva a four-year extension to the 10-year supply term for each of Biovail's generic products currently marketed by Teva and Biovail sold Teva two extended-release generic products under development. In consideration, Biovail's selling price to Teva for each generic product will be increased for the remainder of the extended supply term. In addition, Teva will pay Biovail up to $9,300,000, subject to certain milestones. At September 30, 2004, Biovail was entitled to receive $6,800,000 of this amount, of which $6,300,000 has been deferred and will be recognized over the remaining extended supply term. Biovail will only recognize the remaining $2,500,000 if the milestones are achieved.

  Biovail also granted Teva an option to acquire one additional generic product under development. If Teva elects to exercise this option, it will pay Biovail up to $2,500,000, subject to certain milestones. Biovail will only recognize this amount if the milestones are achieved. Biovail will complete the development of this product and will retain the exclusive manufacturing rights to this product. Subject to approval by the U.S. Food and Drug Administration ("FDA"), Biovail will be entitled to a share of the profit on Teva's net sales of this product for 10 years from the date of first commercial sale.

  Biovail also entered into an agreement with Teva that provides for the supply of diltiazem hydrochloride (the active ingredient in Cardizem® and Tiazac®) by Teva to Biovail until December 31, 2009.

  Cedax

  In July 2004, Biovail terminated its sub-license and manufacturing agreements with Schering-Plough Corporation ("Schering") to market and distribute Cedax in the United States. Biovail had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates ("Shionogi") assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay Biovail $3,000,000 in consideration for the conveyance of Biovail's rights under sub-license agreements, and Shionogi may pay Biovail up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. Biovail will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired Biovail's remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is included in selling, general and administrative expenses.

  BNC-PHARMAPASS

  In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000 for a 49% interest in this company. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to the date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 capitalized to acquired research and development in the three months ended March 31, 2004. Carvedilol and eprosartan were in the early phases of development and neither of these products had been submitted for approval by the FDA. Biovail will pay PPII a royalty on any future sales of these products.

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5.     INVENTORIES

	September 30, 2004	December 31, 2003
Raw materials	$33,590	$25,937
Work in process	15,924	26,803
Finished goods	48,405	31,318

	$97,919	$84,058

6.     LONG-TERM INVESTMENTS

  Ethypharm

  In April 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). This investment is being accounted for using the cost method. This investment is protected in the event of any private or public financing undertaken by Ethypharm on or before June 9, 2005; however, Biovail is in the process of evaluating its strategic relationship with Ethypharm and alternatives for the realization of this investment, which may necessitate a write down in the carrying value of this investment prior to that date.

7.     INTANGIBLE ASSETS

	September 30, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$107,683	$703,698	$81,371
Acquired research and development	569,717	241,910	561,077	170,201
Product rights	489,523	88,319	575,880	149,193
Core technology	21,041	4,758	21,041	3,705

	1,783,979	$442,670	1,861,696	$404,470

Less accumulated amortization	442,670		404,470

	$1,341,309		$1,457,226

  Amortization expense amounted to $41,126,000 and $54,561,000 in the three months ended September 30, 2004 and 2003, respectively, and $123,557,000 and $185,788,000 in the nine months ended September 30, 2004 and 2003, respectively.

  At March 31, 2004, the Company's participating interest in the gross profit on sales of generic omeprazole was fully amortized, as the Company had received all of the value from this interest by this date. Accordingly, the Company removed the cost and accumulated amortization of $85,357,000 related to this interest from product rights.

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8.     LONG-TERM OBLIGATIONS

	September 30, 2004	December 31, 2003
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(2,007)	(2,281)
Fair value adjustment	4,319	—

	402,312	397,719
Revolving term credit facility	100,000	280,000
Vasotec® and Vaseretic® obligation	37,184	45,376
Zovirax obligation	31,932	42,198
Ativan® and Isordil® obligation	8,969	17,806
Wellbutrin® and Zyban® obligation	—	22,407
Deferred compensation	4,580	7,020

	584,977	812,526
Less current portion	85,347	58,816

	$499,630	$753,710

  Interest expense on long-term obligations amounted to $9,349,000 and $9,966,000 in the three months ended September 30, 2004 and 2003, respectively, and $28,008,000 and $28,120,000 in the nine months ended September 30, 2004 and 2003, respectively.

  Revolving term credit facility

  In December 2003, the Company's revolving term credit facility was extended to March 25, 2004. Effective March 25, 2004, this credit facility was renewed at $400,000,000 for a term of 364 days to March 24, 2005. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, which would be repayable in four equal quarterly instalments commencing June 2005. Accordingly, the amount borrowed under this credit facility has been classified as a long-term obligation. At September 30, 2004, the Company had advances of $100,000,000 borrowed under this credit facility, of which $50,000,000 is recorded in the current portion of long-term obligations, and a letter of credit of $48,937,000 issued under this credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. At September 30, 2004 and December 31, 2003, the Company had remaining balances of $251,063,000 and $58,793,000, respectively, available to borrow under this credit facility.

  Interest rate swaps

  The fair value of the Company's fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense.

  In June 2002, the Company entered into three interest rate swaps in an aggregate notional amount of $200,000,000, which were designated as a hedge of the Notes. These swaps involved the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on the six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. On June 24, 2004, the Company terminated these swaps and received a cash settlement payment of $6,300,000, of which $4,478,000 represented a realized gain on termination, which was recorded as a fair value adjustment to the Notes, and $1,822,000 was applied against the accrued interest receivable related to these swaps at the date of termination. At September 30, 2004, the remaining unamortized fair value adjustment to the Notes amounted to $4,319,000, which is being amortized to reduce interest expense over the remaining term of the Notes.

  On June 28, 2004, the Company entered into a new interest rate swap in a notional amount of $200,000,000, which was designated as a hedge of the Notes. This swap involves the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month LIBOR plus a spread of 3.26%, without an exchange of the underlying principal amount. This swap has a call feature and other terms that are consistent with those of the Notes; therefore, the Company can assume that there is no

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  ineffectiveness present in the new hedging relationship. At September 30, 2004, the unrecognized fair value of this swap was $4,996,000 in favour of the Company, with an equivalent offsetting unrecognized fair value adjustment to the carrying value of the Notes.

9.     SHARE CAPITAL

  The authorized capital of the Company comprises an unlimited number of common shares without par value. The Company had 159,095,288 and 158,796,978 issued and outstanding common shares at September 30, 2004 and December 31, 2003, respectively.

  On June 25, 2004, the Company adopted a new stock option plan (the "2004 Stock Option Plan") in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company, its subsidiaries and affiliates. The 2004 Stock Option Plan provides that the maximum number of common shares issuable pursuant to the exercise of options is 5,000,000 common shares.

  During the nine months ended September 30, 2004, the Company issued 298,310 common shares on the exercise of stock options and through the Company's Employee Stock Purchase Plan for proceeds of $3,687,000. The number of stock options outstanding at September 30, 2004 and December 31, 2003 were 8,081,341 and 7,331,741, respectively. During the nine months ended September 30, 2004, 1,034,836 stock options were granted (under the 2004 Stock Option Plan and predecessor plans) and 285,236 stock options were exercised.

10.     EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Net income	$20,186	$13,351	$35,145	$97,957

Basic weighted average number of common shares outstanding (000s)	158,801	158,704	159,060	158,428
Dilutive effect of stock options (000s)	103	1,722	167	1,687

Diluted weighted average number of common shares outstanding (000s)	158,904	160,426	159,227	160,115

Basic earnings per share	$0.13	$0.08	$0.22	$0.62
Diluted earnings per share	$0.13	$0.08	$0.22	$0.61

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11.   CASH FLOW INFORMATION

  Net change in non-cash operating items

  Increases (decreases) in cash flows from operations as a result of changes in non-cash operating items were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Accounts receivable	$(11,141)	$(3,083)	$12,759	$(23,254)
Inventories	(3,369)	(8,031)	(14,174)	(31,864)
Deposits and prepaid expenses	1,903	5,929	6,171	10,483
Accounts payable and accrued liabilities	(9,553)	718	(36,767)	(31,320)
Income taxes payable	1,320	2,544	(724)	9,095
Deferred revenue	7,175	(330)	4,943	(240)

	$(13,665)	$(2,253)	$(27,792)	$(67,100)

12.   LEGAL PROCEEDINGS

  The following discussion is limited to material developments concerning the Company's legal proceedings since December 31, 2003 and should be read in conjunction with note 23 — Legal Proceedings to the audited consolidated financial statements that are contained in the Company's AIF for the fiscal year ended December 31, 2003.

  The outcome of all legal proceedings the Company is involved in, including losses that may result therefrom, cannot be reasonably predicted or foreseen. Accordingly, no provisions for potential losses related to any of the following proceedings have been accrued for in these consolidated financial statements.

  Antitrust

  As disclosed in the Company's earlier security filings, several consumer class action suits have been commenced jointly against the Company, Elan Corporation, plc ("Elan") and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the Federal Trade Commission ("FTC"). Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  The Company filed an extensive Motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss. The action will proceed on its merits through normal legal process.

  Defamation and Tort

  As disclosed in the Company's earlier security filings, on April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion for summary dismissal of this action. The Court has dismissed a number of claims, with the remaining claims to proceed through the litigation process on the merits.

  Securities Class Actions

  As disclosed in the Company's earlier security filings, the Company received notification that a number of Securities Class Action Complaints have been filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b)

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  and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Complaints allege that Biovail and certain of its officers made materially false and misleading statements during certain specified periods of time.

  The Plaintiffs filed a Consolidated Amended Class Action Complaint and, in response, the Company has recently filed a Motion for the summary dismissal of this action.

  The Company believes that these claims are without merit and, in the event these actions proceed in whole or in part, they will be vigorously defended.

  General Civil Actions

  A Complaint has recently been filed by the City of New York ("NYC") claiming that Biovail, together with numerous other pharmaceutical companies, may have undertaken some alleged Medicare overpayments in respect of pharmaceutical products sold by the companies to NYC hospitals. However, given the paucity of Biovail products being sold by it and the very brief time frame in respect of such sales, the Company anticipates that any successful restitution against Biovail will likely not be material.

  Government Enquiries

  As disclosed in the Company's earlier security filings, the Company has received requests for information from the Ontario Securities Commission ("OSC") as part of the OSC's continuous disclosure review of public companies and further enquiries.

  The Company is continuing to cooperate with the OSC in providing the requested information in respect of these enquiries.

  Arbitration

  As disclosed in the Company's earlier security filings, on March 1, 2004, Biovail Laboratories Incorporated ("BLI"), a wholly-owned subsidiary of the Company, began legal proceedings through arbitration against Teva Pharmaceuticals Curacao N.V. ("Teva Curacao").

  These proceedings stem from perceived improprieties by Teva Curacao in calculating the net sales from a basket of generic products exclusively licensed to Teva Curacao, from which BLI and Teva Curacao are to calculate their respective financial entitlements. These perceived improprieties were detected through a formal audit conducted by an independent accounting firm.

  The Company's claims against Teva Curacao in respect of alleged breaches by Teva Curacao of the License and Distribution Agreement, together with Teva Curacao's counterclaims, have been resolved amicably through a Settlement Agreement that not only resolved the Company's monetary claims but also served to expand the relationship between the parties into additional areas of cooperation.

13.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

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BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with Canadian GAAP that are contained in our Annual Information Form ("AIF") for the fiscal year ended December 31, 2003.

        The discussion and analysis contained in this MD&A are as of November 3, 2004.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but are not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. We undertake no obligation to update or revise any forward-looking statement.

RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

        As disclosed in our amended interim financial statements for the first three quarters of 2003 (which were filed with the OSC on May 14, 2004), during the course of the preparation of our 2003 annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc ("GSK") in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions, which amounted to $2.4 million and $5.1 million in the third quarter and first nine months of 2003, respectively. Canadian GAAP requires monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003, June 30, 2003 and September 30, 2003, resulted in an increase in net income in the third quarter of 2003 from $10.2 million (basic and diluted earnings per share of $0.06) as previously reported to $13.4 million (basic and diluted earnings per share of $0.08) as restated, and a decrease in net income in the first nine months of 2003 from $104.1 million (basic earnings per share of $0.66 and diluted

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earnings per share of $0.65) as previously reported to $98.0 million (basic earnings per share of $0.62 and diluted earnings per share of $0.61) as restated.

        Prior to the fourth quarter of 2003, we included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of our 2003 annual consolidated financial statements, we decided to present foreign exchange gains or losses as an individual line item below operating income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Since December 31, 2003, none of our critical accounting policies or estimates (as described in the MD&A contained in our AIF for the fiscal year ended December 31, 2003) have changed, except as follows:

Stock-based compensation

        Effective January 1, 2004, we adopted the fair value-based method for recognizing employee stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option-pricing model (such as the binomial model) could produce a different fair value for stock-based compensation, which could have a material impact on our results of operations.

Derivative financial instruments

        Effective January 1, 2004, we adopted CICA Accounting Guideline ("AcG") No. 13, "Hedging Relationships", which establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG No. 13 does not specify hedge-accounting methods. The adoption of AcG No. 13 had no effect on our financial position or results of operations.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. Our objective is to maintain a balance of fixed to floating interest rate exposure. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, we do not recognize unrealized gains or losses resulting from changes in the marked-to-market value of the derivative financial instrument, or from changes in the fair value of the underlying hedged item. However, a discontinuance of fair value hedge accounting would result in the derivative financial instrument being recognized in the balance sheet at fair value, with changes in fair value recognized in net income, which could have a material impact on our results of operations. Such a discontinuance could occur in the future if changes in the fair value of the derivative financial instrument are not sufficiently correlated with changes in the fair value of the long-term obligation, based on the methods for testing effectiveness as outlined in our hedge documentation.

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AGREEMENTS

Teva

        In September 2004, we resolved our pending arbitration with Teva Pharmaceuticals Industries Ltd. and its affiliates ("Teva") related to a dispute over our existing distribution agreement with Teva. Under the terms of the settlement agreements entered into, we granted Teva a four-year extension to the 10-year supply term for each of our generic products currently marketed by Teva and we sold Teva two extended-release generic products under development. In consideration, our selling price to Teva for each generic product will be increased for the remainder of the extended supply term. In addition, Teva will pay us up to $9.3 million, subject to certain milestones. At September 30, 2004, we were entitled to receive $6.8 million of this amount, of which $6.3 million has been deferred and will be recognized over the remaining extended supply term. We will only recognize the remaining $2.5 million if the milestones are achieved

        We also granted Teva an option to acquire one additional generic product under development. If Teva elects to exercise this option, it will pay us up to $2.5 million, subject to certain milestones. We will only recognize this amount if the milestones are achieved. We will complete the development of this product and will retain the exclusive manufacturing rights to this product. Subject to approval by the FDA, we will be entitled to a share of the profit on Teva's net sales of this product for 10 years from the date of first commercial sale.

        We also entered into an agreement with Teva that provides for the supply of diltiazem hydrochloride ("HCl") (the active ingredient in Cardizem® and Tiazac®) by Teva to us until December 31, 2009.

Cedax

        In July 2004, we terminated our sub-license and manufacturing agreements with Schering-Plough Corporation ("Schering") to market and distribute Cedax in the United States. We had obtained the co-exclusive rights to Cedax through our acquisition of DJ Pharma, Inc. in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates ("Shionogi") assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay us $3.0 million in consideration for the conveyance of our rights under sub-license agreements, and Shionogi may pay us up to an additional $3.0 million contingent on the achievement of certain target annual gross sales of Cedax. We will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired our remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1.5 million, which is included in selling, general and administrative expenses.

BNC-PHARMAPASS

        In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

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        The increase in our share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8.6 million capitalized to acquired research and development in the first quarter of 2004. Carvedilol and eprosartan were in early phases of development, and neither of these products had been submitted for approval by the FDA. We will pay PPII a royalty on any future sales of these products.

RESULTS OF OPERATIONS

        Total revenue in the third quarter of 2004 was $215.7 million compared to $215.3 million in the third quarter of 2003, an increase of $0.4 million or less than 1%. We recorded net income of $20.2 million in the third quarter of 2004 compared to $13.4 million in the third quarter of 2003, an increase of $6.8 million or 51%. We recorded diluted earnings per share of $0.13 in the third quarter of 2004 compared to $0.08 in the third quarter of 2003, an increase of $0.05 or 63%.

        Total revenue in the first nine months of 2004 was $608.7 million compared to $624.0 million in the first nine months of 2003, a decrease of $15.3 million or 2%. We recorded net income of $35.1 million in the first nine months of 2004 compared to $98.0 million in the first nine months of 2003, a decrease of $62.9 million or 64%. We recorded diluted earnings per share of $0.22 in the first nine months of 2004 compared to $0.61 in the first nine months of 2003, a decrease of $0.39 or 64%.

Impact of specific events of operations

        Our results of operations were impacted by the disposal of Cedax that resulted in a gain of $1.5 million (diluted per share impact of $0.01) in both the third quarter and first nine months of 2004, and by the effects of foreign exchange on the Canadian dollar denominated Wellbutrin® and Zyban® obligation that resulted in a gain of $0.7 million (diluted per share impact of less than $0.01) and a loss of $11.3 million (diluted per share impact of $0.07) in the third quarter and first nine months of 2003, respectively. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of specific events involves judgment by us.

REVENUE

        Our revenue is derived from: (i) sales of pharmaceutical products; (ii) providing research and development services; (iii) the co-promotion of pharmaceutical products; and (iv) royalties and license fees. Product sales include sales of products developed and manufactured by us, as well as sales of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are derived from the sale of co-promoted products. Royalties are derived from the sale of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays (for the periods indicated) the dollar amount of each source of revenue in 2004 and 2003, the percentage of each source of revenue as compared to total revenue in the respective period, and

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the dollar and percentage change in the dollar amount of each source from 2003 to 2004. Percentages may not add due to rounding.

	Three Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Product sales	203,457	94	179,985	84	23,472	13
Research and development	5,942	3	4,542	2	1,400	31
Co-promotion, royalty and licensing	6,326	3	30,787	14	(24,461)	(79)

	215,725	100	215,314	100	411	0

	Nine Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Product sales	575,767	95	464,629	74	111,138	24
Research and development	12,831	2	10,815	2	2,016	19
Co-promotion, royalty and licensing	20,066	3	148,543	24	(128,477)	(86)

	608,664	100	623,987	100	(15,323)	(2)

Product sales

        Product sales revenue comprises sales of: (i) Promoted products (which comprise Cardizem® LA, Zovirax Ointment and Cream, and Teveten® and Teveten® HCT); (ii) Wellbutrin XL® (which we manufacture and supply to our marketing partner, GSK); (iii) Biovail Pharmaceuticals Canada ("BPC") products (which comprise Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase product lines that are sold in Canada); (iv) Legacy products (which comprise Tiazac®, Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil® product lines that are sold primarily in the United States); and (v) Generic products (which we manufacture and supply to our distributor, Teva).

        The following table displays (for the periods indicated) product sales by category in 2004 and 2003, the percentage of each category as compared to total product sales in the respective period, and the dollar and

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percentage changes in the dollar amount of each category from 2003 to 2004. Percentages may not add due to rounding.

	Three Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Promoted products	20,251	10	60,075	33	(39,824)	(66)
Wellbutrin XL®	86,423	42	8,223	5	78,200	951
BPC products	25,350	12	23,078	13	2,272	10

Core products	132,024	65	91,376	51	40,648	44
Legacy products	33,070	16	68,250	38	(35,180)	(52)
Generic products	38,363	19	20,359	11	18,004	88

	203,457	100	179,985	100	23,472	13

	Nine Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Promoted products	100,342	17	138,571	30	(38,229)	(28)
Wellbutrin XL®	207,583	36	16,296	4	191,287	1,174
BPC products	72,192	13	61,770	13	10,422	17

Core products	380,117	66	216,637	47	163,480	75
Legacy products	89,079	15	172,447	37	(83,368)	(48)
Generic products	106,571	19	75,545	16	31,026	41

	575,767	100	464,629	100	111,138	24

        Product sales were $203.5 million in the third quarter of 2004 compared to $180.0 million in the third quarter of 2003, an increase of $23.5 million or 13%. Product sales were $575.8 million in the first nine months of 2004 compared to $464.6 million in the first nine months of 2003, an increase of $111.2 million or 24%.

        Promoted product sales were $20.3 million in the third quarter of 2004 compared to $60.1 million in the third quarter of 2003, a decrease of $39.8 million or 66%. Promoted product sales were $100.3 million in the first nine months of 2004 compared to $138.6 million in the first nine months of 2003, a decrease of $38.3 million or 28%. The decreases in Promoted product sales reflected reductions in inventories of these products at the wholesaler level that were generally not related to the market share performance of these products. These reductions resulted from steps that our major wholesalers are taking together with us to bring down inventory levels in anticipation of a transition to fee-based distribution agreements. These agreements will generally establish limits on inventory levels held by these wholesalers and are expected to moderate investment buying by these wholesalers, which can result in sales fluctuations unrelated to consumer demand, and will provide us with better data with respect to the sales and inventory levels of our products.

        Wellbutrin XL® product sales were $86.4 million and $207.6 million in the third quarter and first nine months of 2004, respectively, compared to $8.2 million and $16.3 million in the third quarter and first nine months of 2003, respectively. In June 2003, GSK received an approvable letter from the FDA for Wellbutrin XL®. In anticipation of receiving final approval for Wellbutrin XL® in the third quarter of 2003, we

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began manufacturing and recognizing revenue from the sale of launch quantities of Wellbutrin XL® to GSK immediately following GSK's receipt of this approvable letter.

        Under the terms of our supply agreement with GSK, we ship Wellbutrin XL® according to purchase orders received from GSK. The supply price for Wellbutrin XL® trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks) of this product. The supply price for Wellbutrin XL® sample product is based on contractually agreed prices. In the third quarter of 2004, GSK's net sales of Wellbutrin XL® exceeded the threshold to increase the supply price from the second to the third tier percentage, which applies to subsequent sales of Wellbutrin XL® to GSK during 2004. Our revenue from sales of Wellbutrin XL® in the first nine months of 2004 reflected a higher initial proportion of lower value sample product versus trade product sales and the fact that the majority of our revenue from trade product sales was earned at the first and second tiers of the supply price. In the first nine months of 2004, GSK ordered additional quantities of Wellbutrin XL® to build an optimal safety stock level.

        BPC product sales were $25.4 million in the third quarter of 2004 compared to $23.1 million in the third quarter of 2003, an increase of $2.3 million or 10%. BPC product sales were $72.2 million in the first nine months of 2004 compared to $61.8 million in the first nine months of 2003, an increase of $10.4 million or 17%. The increases in BPC product sales were mainly due to higher Tiazac® sales in Canada and our promotion of Wellbutrin® SR in Canada beginning January 1, 2004. In August 2004, we received TPD approval in Canada for Tiazac® XC, an extended-release formulation of diltiazem HCl for the treatment of hypertension, and we expect to launch this product in the first quarter of 2005.

        Core product sales include sales of all products that are actively promoted by us or by third party licensees. Core product sales were $132.0 million in the third quarter of 2004 compared to $91.4 million in the third quarter of 2003, an increase of $40.6 million or 44%. Core product sales were $380.1 million in the first nine months of 2004 compared to $216.6 million in the first nine months of 2003, an increase of $163.5 million or 75%. The increases in Core product sales primarily reflected the positive market share performance of Wellbutrin XL® and Cardizem® LA.

        Legacy product sales were $33.1 million in the third quarter of 2004 compared to $68.3 million in the third quarter of 2003, a decrease of $35.2 million or 52%. Legacy product sales were $89.1 million in the first nine months of 2004 compared to $172.4 million in the first nine months of 2003, a decrease of $83.3 million or 48%. Sales of Tiazac® branded product in the United States were impacted by the introduction of a generic version of this product by Andrx Corporation in April 2003, which was partially offset by sales of our own generic version of Tiazac® to our licensee, Forest Laboratories Inc. Sales of our other Legacy products were also impacted by generic competition, as well as reductions in wholesaler inventory levels for the reasons discussed above for our Promoted products.

        Generic product sales were $38.4 million in the third quarter of 2004 compared to $20.4 million in the third quarter of 2003, an increase of $18.0 million or 88%. Generic product sales were $106.6 million in the first nine months of 2004 compared to $75.5 million in the first nine months of 2003, an increase of $31.1 million or 41%. The increases in Generic product sales reflected the stabilization of inventory levels by Teva following a reduction of these levels during 2003. Beginning in the fourth quarter of 2004, our selling price to Teva for each generic product will increase, as the result of the resolution of our pending arbitration with Teva as discussed above.

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Research and development

        Research and development activities generated revenue of $5.9 million in the third quarter of 2004 compared to $4.5 million in the third quarter of 2003, an increase of $1.4 million or 31%. Research and development activities generated revenue of $12.8 million in the first nine months of 2004 compared to $10.8 million in the first nine months of 2003, an increase of $2.0 million or 19%. In these periods, research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $6.3 million in the third quarter of 2004 compared to $30.8 million in the third quarter of 2003, a decrease of $24.5 million or 79%. Co-promotion, royalty and licensing activities generated revenue of $20.1 million in the first nine months of 2004 compared to $148.5 million in the first nine months of 2003, a decrease of $128.4 million or 86%.

        In the third quarter and first nine months of 2004, we did not derive any revenue from co-promotion activities. In the third quarter and first nine months of 2003, we earned revenue of $10.1 million and $23.4 million, respectively, related to the co-promotion of H. Lundbeck A/S's Celexa in Canada. Effective December 31, 2003, we discontinued the co-promotion of Celexa in order to focus our marketing efforts on Wellbutrin® SR in Canada. In the first quarter of 2003, we concluded our co-promotion of GSK's Wellbutrin SR® in the United States and we earned the final quarterly increment of $10.0 million from GSK.

        In the third quarter and first nine months of 2004, royalty revenue decreased as we earned the final contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole in the first quarter of 2004. Revenue from this interest amounted to $1.7 million in both the first quarter and first nine months of 2004 compared to $15.3 million and $91.8 million in the third quarter and first nine months of 2003, respectively.

OPERATING EXPENSES

        The following table displays (for the periods indicated) the dollar amount of each operating expense item in 2004 and 2003, the percentage of each item as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item from 2003 to 2004. Percentages may not add due to rounding.

	Three Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Cost of goods sold	51,835	24	40,079	19	11,756	29
Research and development	17,648	8	20,608	10	(2,960)	(14)
Selling, general and administrative	72,478	34	74,135	34	(1,657)	(2)
Amortization	40,858	19	54,944	26	(14,086)	(26)

	182,819	85	189,766	88	(6,947)	(4)

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For Canadian Regulatory Purposes

	Nine Months Ended September 30
	2004		2003		Change
[$ in 000s]
	$	%	$	%	$	%
Cost of goods sold	163,028	27	88,823	14	74,205	84
Research and development	51,469	8	60,427	10	(8,958)	(15)
Selling, general and administrative	199,305	33	176,436	28	22,869	13
Amortization	122,753	20	186,940	30	(64,187)	(34)
Settlements	—	—	(34,055)	(5)	34,055	(100)

	536,555	88	478,571	77	57,984	12

Cost of goods sold and gross margins

        Cost of goods sold was $51.8 million in the third quarter of 2004 compared to $40.1 million in the third quarter of 2003, an increase of $11.7 million or 29%. Cost of goods sold was $163.0 million in the first nine months of 2004 compared to $88.8 million in the first nine months of 2003, an increase of $74.2 million or 84%. Gross margins based on product sales were 75% and 72% in the third quarter and first nine months of 2004, respectively, compared to 78% and 81% in the third quarter and first nine months of 2003, respectively.

        In the third quarter and first nine months of 2004 compared to the corresponding periods of 2003, the declines in gross margins reflected a higher proportion of Wellbutrin XL® in the product sales mix, as the cost of producing Wellbutrin XL® is higher relative to other of our products due a more costly active ingredient (bupropion HCl). In the third quarter of 2004 compared to the first nine months of 2004, the gross margin was favourably impacted by the fact that our revenue from trade product sales of Wellbutrin XL® was earned at the higher second and third tiers of the supply price. In the first nine months of 2004, the majority of our revenue from trade product sales of Wellbutrin XL® was earned at the lowest tier of the supply price and included a higher initial proportion of lower margin Wellbutrin XL® sample product versus trade product sales.

        In the first nine months of 2003, the gross margin was favourably impacted by a cumulative reduction in the Zovirax supply price recognized in the second quarter of 2003. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. We had been paying the reduced supply price since October 1, 2002; however, the reduction in the supply price was subject to repayment if Wellbutrin XL® was not approved by the FDA. Accordingly, prior to the second quarter of 2003, we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL® approval. In June 2003, GSK received an approvable letter from the FDA relating to Wellbutrin XL®, which raised only routine matters. As a result, we believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, we reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25.5 million was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003. Also in the second quarter of 2003, we recovered $2.7 million from Elan Corporation, plc ("Elan") related to its supply to us of generic versions of Adalat CC. This recovery had an additional favourable impact on the gross margin in the first nine months of 2003.

Research and development

        Research and development expenses were $17.6 million in the third quarter of 2004 compared to $20.6 million in the third quarter of 2003, a decrease of $3.0 million or 14%. Research and development expenses were $51.5 million in the first nine months of 2004 compared to $60.4 million in the first nine months

22                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

of 2003, a decrease of $8.9 million or 15%. As a percentage of total revenue, research and development expenses were 8% in both the third quarter and first nine months of 2004 compared to 10% in both the third quarter and first nine months of 2003.

        The decreases in research and development expenses reflected the completion of the clinical trial program for Ralivia ER™ (tramadol) in 2003, and the timing of certain clinical and scale-up activities in 2004. Research and development activities in the third quarter and first nine months of 2004 were associated with our first quarter filing of a New Drug Application ("NDA") with the FDA for Ralivia ER™ and our submission of a supplemental NDA for Ralivia™ FlashDose® (an oral disintegrating tablet ("ODT")). In April 2004, we submitted an NDA for Glumetza™ (metformin) in collaboration with Depomed Inc. ("Depomed"), which was accepted for review by the FDA in June 2004, and we received FDA approval for an angina indication for Cardizem® LA. In June 2004, the FDA accepted for review our NDA submission for citalopram ODT, indicated for the treatment of depression. In October 2004, the TPD accepted our supplemental New Drug Submission for Tiazac® XC for the treatment of angina and we received an approvable letter from the FDA for Ralivia ER™.

        Research and development expenses in the third quarter and first nine months of 2003 included the costs associated with clinical activity to support the NDA filing for tramadol and the supplemental NDA submission for an angina indication for Cardizem® LA, as well as costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Selling, general and administrative

        Selling, general and administrative expenses were $72.5 million in the third quarter of 2004 compared to $74.1 million in the third quarter of 2003, a decrease of $1.6 million or 2%. Selling, general and administrative expenses were $199.3 million in the first nine months of 2004 compared to $176.4 million in the first nine months of 2003, an increase of $22.9 million or 13%. As a percentage of total revenue, selling, general and administrative expenses were 34% and 33% in the third quarter and first nine months of 2004, respectively, compared to 34% and 28% in the third quarter and first nine months of 2003, respectively.

        Prior to 2004, we did not expense the cost of stock-based compensation. In the third quarter and first nine months of 2004, selling, general and administrative expenses included $5.0 million and $16.4 million, respectively, of stock-based compensation expense.

        In the third quarter of 2004 compared to the corresponding period of 2003, the decrease in selling, general and administrative expenses was due to the expensing of previously deferred advertising costs on the launch of Zovirax Cream in the third quarter of 2003 and the termination of our co-promotion agreement with Reliant Pharmaceuticals, LLC ("Reliant") effective December 31, 2003. The elimination of co-promotion fees payable to Reliant in the third quarter of 2003 was only partly offset by the consequential increase in our internal sales force expenses in the third quarter of 2004.

        In the first nine months of 2004 compared to the corresponding period of 2003, the increase in selling, general and administrative expenses reflected an increased level of spending on sales and marketing activities to support our Promoted products, as well as higher compensation and legal expenses. In addition, we incurred incremental costs associated with our sales force optimization, which was completed during the second quarter of 2004. This initiative resulted in the expansion and realignment of our commercial operations in the United States, and the recruitment and deployment of two new specialty sales forces that will detail our Promoted products to medical specialists in the United States.

23                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

Amortization

        Amortization expense was $40.9 million in the third quarter of 2004 compared to $54.9 million in the third quarter of 2003, a decrease of $14.0 million or 26%. Amortization expense was $122.8 million in the first nine months of 2004 compared to $186.9 million in the first nine months of 2003, a decrease of $64.1 million or 34%. As a percentage of total revenue, amortization expense was 19% and 20% in the third quarter and first nine months of 2004, respectively, compared to 26% and 30% in the third quarter and first nine months of 2003, respectively.

        In the third quarter and first nine months of 2004, amortization expense decreased as we recorded the final amortization of our participating interest in generic omeprazole in the first quarter of 2004. The amortization of this interest amounted to $1.2 million in both the first quarter and first nine months of 2004 compared to $10.1 million and $63.3 million in the third quarter and first nine months of 2003, respectively.

Settlements

        In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In the second quarter of 2003, we also settled with Elan with respect to the termination of our rights to Elan's generic versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan with respect to Mylan's breach of contract relating to its supply to us of verapamil (generic Verelan).

        In the first half of 2003, in relation to the matters described above, we received settlement payments of $34.1 million that were mainly related to our lost profits on sales of Nifedical XL, Keftab and generic Verelan. We also received payments totaling $16.2 million that were mainly related to a recovery of certain charges related to Elan's supply to us of generic versions of Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million, which was recorded as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $32.9 million in the third quarter of 2004 compared to $25.5 million in the third quarter of 2003, an increase of $7.4 million or 29%. We recorded operating income of $72.1 million in the first nine months of 2004 compared to $145.4 million in the first nine months of 2003, a decrease of $73.3 million or 50%. As a percentage of total revenue, operating income was 15% and 12% in the third quarter and first nine months of 2004, respectively, compared to 12% and 23% in the third quarter and first nine months of 2003, respectively.

        In the first nine months of 2003, the recognition of settlement payments had the effect of increasing operating income by $45.5 million and the recognition of the reduction in the Zovirax supply price had the effect of increasing operating income by $25.5 million. In the third quarter and first nine months of 2004 compared to the corresponding periods of 2003, operating income reflected higher product sales revenue and lower research and development spending, which were offset by the conclusion of co-promotion revenue related to Celexa in Canada and Wellbutrin SR® in the United States and lower royalty revenue from our participating interest in

24                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

generic omeprazole (offset by a proportionate reduction in the amortization of the generic omeprazole product right), as well as the cost of stock-based compensation.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $0.2 million in the third quarter of 2004 compared to $1.2 million in the third quarter of 2003, a decrease of $1.0 million or 84%. Interest income was $0.8 million in the first nine months of 2004 compared to $5.9 million in the first nine months of 2003, a decrease of $5.1 million or 87%. In the second quarter and first half of 2003, interest income included interest on settlement payments.

        Interest expense was $10.0 million in the third quarter of 2004 compared to $11.0 million in the third quarter of 2003, a decrease of $1.0 million or 9%. Interest expense was $31.2 million in the first nine months of 2004 compared to $30.5 million in the first nine months of 2003, an increase of $0.7 million or 3%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

        In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million. In June 2004, we terminated these swaps and we replaced them with a new interest rate swap in the same notional amount. The new and terminated swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts relating to these swaps were recorded as a reduction to interest expense, which amounted to $1.5 million and $5.2 million in the third quarter and first nine months of 2004, respectively, and $1.9 million and $5.4 million in the third quarter and first nine months of 2003, respectively.

Foreign exchange gain or loss

        We recorded foreign exchange losses of $0.8 million and $1.2 million in the third quarter and first nine months of 2004, respectively, compared to a foreign exchange gain of $0.5 million and a foreign exchange loss of $9.6 million in the third quarter and first nine months of 2003, respectively. These amounts reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances. In addition, the foreign exchange gain in the third quarter of 2003 and loss in the first nine months of 2003 included a gain of $0.7 million and a loss of $11.3 million, respectively, related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada, and were the result of a strengthening of the Canadian dollar relative to the U.S. dollar during these periods. We paid the final instalment related to this obligation in March 2004.

Provision for income taxes

        Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $2.1 million and $5.2 million in the third quarter and first nine months of 2004, respectively, compared to $3.0 million and $13.3 million in the third quarter and first nine months of 2003, respectively. Our effective tax rate in the third quarter and first nine months of 2004 was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses incurred in the United States due to the sales force optimization and sales and marketing costs to support our Promoted products.

25                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

FINANCIAL POSITION

[In 000s]	September 30 2004	December 31 2003	Change
Working capital	$64,369	$149,884	$(85,515)
Long-lived assets	1,682,901	1,792,396	(109,495)
Long-term obligations	584,977	812,526	(227,549)
Shareholders' equity	1,325,873	1,266,826	59,047

        Working capital decreased by $85.5 million to $64.4 million at September 30, 2004 from $149.9 million at December 31, 2003. The current ratio was 1.3:1 at September 30, 2004 compared to 1.6:1 at December 31, 2003. The decrease in working capital was mainly due to a lower cash and cash equivalents balance (mainly due to repayments of long-term obligations), a lower accounts receivable balance (mainly due to the collection in the first quarter of 2004 of our fourth quarter of 2003 participating interest in generic omeprazole) and a higher current portion of long-term obligations balance (due to the inclusion of $50.0 million of the amount borrowed under our revolving term credit facility, which would be repayable during the second and third quarters of 2005 if the revolving term of this facility is not extended beyond March 2005).

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Long-lived assets declined by net $109.5 million to $1,682.9 million at September 30, 2004 from $1,792.4 million at December 31, 2003. Capital expenditures on property, plant and equipment were $20.2 million in the first nine months of 2004, which consisted mainly of additions to our manufacturing capacity and improvements to our U.S. commercial operations' head office in Bridgewater, New Jersey. In the first nine months of 2004, we capitalized $8.6 million of acquired research and development associated with our acquisition of BNC-PHARMAPASS. Offsetting these additions to property, plant and equipment and intangible assets was depreciation and amortization of $15.9 million and $123.6 million, respectively. In the third quarter of 2004, we disposed of the Cedax product rights, which had a carrying value of $1.0 million.

        Long-term obligations, including the current portion thereof, decreased by $227.5 million to $585.0 million at September 30, 2004 from $812.5 million at December 31, 2003. In the first nine months of 2004, we repaid $180.0 million under our revolving term credit facility, leaving a balance of $100.0 million drawn at September 30, 2004. In addition, we repaid $52.8 million of other long-term obligations, including the final instalment of $21.8 million related to the Wellbutrin® and Zyban® obligation and the first instalment of $11.3 million related to the Zovirax obligation, as well as $9.9 million of the Vasotec® and Vaseretic® obligation and $9.2 million of the Ativan® and Isordil® obligation.

        Shareholders' equity increased by $59.1 million to $1,325.9 million at September 30, 2004 from $1,266.8 million at December 31, 2003. In the first nine months of 2004, we recorded net income of $35.1 million, which included $16.4 million of stock-based compensation added to share capital, and we received proceeds of $3.7 million from the issuance of common shares on the exercise of stock options and through our Employee Stock Purchase Plan. In the first nine months of 2004, we recorded a foreign currency translation gain of $4.0 million mainly due to a strengthening of the Canadian dollar relative to the U.S. dollar.

26                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

CASH FLOWS

        At September 30, 2004, we had cash and cash equivalents of $44.0 million compared to $133.3 million at December 31, 2003.

	Three Months Ended September 30
[In 000s]
	2004	2003	Change
Cash provided by operating activities	$57,710	$69,869	$(12,159)
Cash used in investing activities	(5,667)	(83,771)	78,104
Cash used in financing activities	(59,991)	(45,988)	(14,003)
Effect of exchange rate changes on cash and cash equivalents	332	587	(255)

Net decrease in cash and cash equivalents	$(7,616)	$(59,303)	$51,687

Third quarter of 2004

        Net cash provided by operating activities was $57.7 million in the third quarter of 2004, related to the following items:

  •
  Net income of $20.2 million.

  •
  Adjustments for non-cash items of $51.2 million, which included depreciation and amortization of $46.4 million and stock-based compensation of $5.0 million.

  •
  Net changes in non-cash operating items that decreased cash flows from operations by $13.7 million, mainly due to an increase in accounts receivable and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $5.7 million in the third quarter of 2004, related primarily to the following items:

  •
  Capital expenditures of $6.0 million.

  •
  Proceeds of $3.0 million on the disposal of Cedax.

        Net cash used in financing activities was $60.0 million in the third quarter of 2004, related primarily to repayments under our revolving term credit facility.

        Overall, cash and cash equivalents decreased by $7.6 million in the third quarter of 2004.

Third quarter of 2003

        Net cash provided by operating activities was $69.9 million in the third quarter of 2003, related to the following items:

  •
  Net income of $13.4 million.

  •
  Adjustments for non-cash items of $58.8 million, which included depreciation and amortization of $59.0 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $2.3 million, mainly due to an increase in inventories, offset by a decrease in deposits and prepaid expenses.

27                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

        Net cash used in investing activities was $83.8 million in the third quarter of 2003, related primarily to the following items:

  •
  Capital expenditures of $11.7 million.

  •
  Investment in BNC-PHARMAPASS of $30.1 million.

  •
  Settlement of $7.0 million of current liabilities assumed on our acquisition from Wyeth Pharmaceuticals Inc. ("Wyeth") of Ativan® and Isordil®.

  •
  Advance to Reliant of $35.0 million, for a total loan receivable of $70.0 million at September 30, 2003.

        Net cash used in financing activities was $46.0 million in the third quarter of 2003, related primarily to the following items:

  •
  Repayments of $29.0 million under our revolving term credit facility.

  •
  Repayments of $17.9 million of long-term obligations related to the acquisitions of intangible assets.

        Overall, cash and cash equivalents decreased by $59.3 million in the third quarter of 2003.

	Nine Months Ended September 30
[In 000s]
	2004	2003	Change
Cash provided by operating activities	$165,370	$244,060	$(78,690)
Cash used in investing activities	(29,386)	(295,931)	266,545
Cash provided by (used in) financing activities	(225,359)	37,958	(263,317)
Effect of exchange rate changes on cash and cash equivalents	157	1,122	(965)

Net decrease in cash and cash equivalents	$(89,218)	$(12,791)	$(76,427)

First nine months of 2004

        Net cash provided by operating activities was $165.4 million in the first nine months of 2004, related to the following items:

  •
  Net income of $35.1 million.

  •
  Adjustments for non-cash items of $158.0 million, which included depreciation and amortization of $139.5 million and stock-based compensation of $16.4 million.

  •
  Net changes in non-cash operating items that decreased cash flows from operations by $27.8 million, mainly due to decreases in accounts payable and accrued liabilities and an increase in inventories, partially offset by a decrease in accounts receivable.

        Net cash used in investing activities was $29.4 million in the first nine months of 2004, related primarily to the following items:

  •
  Capital expenditures of $20.2 million.

  •
  Acquisition of PPII's remaining interest in BNC-PHARMAPASS for $9.3 million.

  •
  Proceeds of $3.0 million on the disposal of Cedax.

28                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

        Net cash used in financing activities was $225.4 million in the first nine months of 2004, related primarily to the following items:

  •
  Repayments of $180.0 million under our revolving term credit facility.

  •
  Repayments of $52.8 million of long-term obligations related to the acquisitions of intangible assets.

  •
  Proceeds of $6.3 million on the termination of interest rate swaps, of which $4.5 million represented a realized gain on termination, which was recorded as a fair value adjustment to the Notes and will be amortized to reduce interest expense over the remaining term of the Notes, and $1.8 million was applied against the accrued interest receivable related to these swaps at the date of termination.

  •
  Proceeds of $3.7 million from the issue of common shares, mainly on the exercise of stock options.

        Overall, cash and cash equivalents decreased by $89.2 million in the first nine months of 2004.

First nine months of 2003

        Net cash provided by operating activities was $244.1 million in the first nine months of 2003, related to the following items:

  •
  Net income of $98.0 million.

  •
  Adjustments for non-cash items of $213.2 million, which included depreciation and amortization of $198.9 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $67.1 million, mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $295.9 million in the first nine months of 2003, related primarily to the following items:

  •
  Capital expenditures of $28.3 million.

  •
  Acquisitions of $203.1 million of intangible assets, which included initial cash payments of $146.3 million for Ativan® and Isordil®, $33.0 million related to our participating interest in generic omeprazole, an initial payment of $21.2 million associated with our acquisition from Athpharma Limited ("Athpharma") of certain cardiovascular products.

  •
  Advance to Reliant of $40.0 million, for a total loan receivable of $70.0 million at September 30, 2003.

  •
  Investments in BNC-PHARMAPASS and Depomed of $30.1 million and $3.5 million, respectively.

  •
  Proceeds of $10.0 million from the Lilly settlement payment related to the disposal of the Keftab product rights.

        Net cash provided by financing activities was $38.0 million in the first nine months of 2003, related primarily to the following items:

  •
  Borrowings of $115.0 million under our revolving term credit facility.

  •
  Repayments of $88.3 million of long-term obligations related to the acquisitions of intangible assets.

  •
  Proceeds of $11.4 million from the issue of common shares, mainly on the exercise of stock options.

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For Canadian Regulatory Purposes

        Overall, cash and cash equivalents decreased by $12.8 million in the first nine months of 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at September 30, 2004, other than operating leases, purchase obligations and contingent milestone payments in the normal course of business, which are reflected in the contractual obligations table below.

LIQUIDITY AND CAPITAL RESOURCES

        At September 30, 2004, we had total long-term obligations of $585.0 million, including the current portion thereof, which included the carrying value of our Notes of $402.3 million, borrowings under our revolving term credit facility of $100.0 million and obligations related to the acquisitions of intangible assets of $78.1 million.

        In March 2004, we renewed our revolving term credit facility at $400.0 million. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. This credit facility may be used for general corporate purposes, including acquisitions. At September 30, 2004, we were in compliance with all financial and non-financial covenants associated with this credit facility. At September 30, 2004, we had advances of $100.0 million borrowed under this credit facility and we had a letter of credit with a balance of $48.9 million issued under this credit facility. This letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. We had a remaining balance of $251.1 million available to borrow under this credit facility at September 30, 2004 compared to a remaining balance of $58.8 million available to borrow at December 31, 2003.

        The following table summarizes our fixed and contingent contractual obligations at September 30, 2004.

	Maturities by period
[In 000s]	Total	Less than 3 months	1-3 years	4-5 years	After 5 years
Long-term obligations	$582,040	$9,873	$160,917	$11,250	$400,000
Operating lease obligations	34,000	2,000	12,200	6,200	13,600
Purchase obligation (1)	9,796	2,397	7,399	—	—
Purchase obligation (2)	22,733	N/A	N/A	N/A	N/A
Contingent milestone payments (3)	132,035	N/A	N/A	N/A	N/A

Total contractual obligations	$780,604	$14,270	$180,516	$17,450	$413,600

(1)
This purchase obligation is in connection with the manufacture and supply to us of Vasotec® and Vaseretic® by Merck & Co., Inc. ("Merck"). We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

(2)
This purchase obligation is in connection with the acquisition of Ativan® and Isordil® from Wyeth. We will pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by us. As this payment is contingent on receiving FDA approval of the first Ativan® line extension product, it does not have a defined maturity.

(3)
This amount comprises material contingent milestone payments in connection with certain research and development collaborations with Ethypharm S.A. ("Ethypharm"), Depomed, Athpharma, PPII, Procyon Biopharma Inc. and Flamel Technologies S.A. As these payments are primarily contingent on receiving regulatory approval for the products under development, they do not have defined maturities.

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For Canadian Regulatory Purposes

        In November 2003, we implemented a stock repurchase program pursuant to which we are entitled to purchase up to approximately 13.2 million of our common shares on or before November 25, 2004. Any common shares purchased by us under this program will be cancelled. Through November 3, 2004, we have not repurchased any common shares under this program.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by our operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In the third quarter and first nine months of 2003, we recorded a foreign exchange gain of $0.7 million and a foreign exchange loss of $11.3 million, respectively, related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada. We paid the final instalment related to this obligation in the first quarter of 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in high-grade money market funds, and government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates.

31                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other than temporary declines in their fair values.

        Our initial equity investment in Ethypharm is protected in the event of any private or public financing undertaken by Ethypharm on or before June 9, 2005; however, we are in the process of evaluating our strategic relationship with Ethypharm and alternatives for the realization of this investment, which may necessitate a write down in the carrying value of this investment prior to that date.

        A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENT

        In June 2003, the CICA issued AcG No. 15, "Consolidation of Variable Interest Entities". AcG No. 15 provides guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to this guideline, it is expected to be effective for our 2005 fiscal year. When the CICA issues the amended guideline, we will review AcG No. 15 to determine the impact, if any, on our consolidated financial statements.

RECENT DEVELOPMENT

        On October 7, 2004, we announced the appointment of Dr. Douglas Squires as our new Chief Executive Officer ("CEO") and that Eugene Melnyk, who had served as our Chairman and CEO since December 2001, would continue his full time duties as Chairman of the Board. As our CEO, Dr. Squires has operational and general-management responsibilities for the Company. As Chairman of the Board, Mr. Melnyk maintains his on-going Board-level responsibilities and continues, in conjunction with the Board, to set our long-term strategy and vision. Dr. Squires has 29 years of experience in the pharmaceutical industry, most recently as President and CEO of MDS Pharma Services, a contract research organization that provides services to pharmaceutical and biotechnology companies.

32                                            Third Quarter 2004 Interim Report
For Canadian Regulatory Purposes

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BIOVAIL CORPORATION THIRD QUARTER 2004 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
BIOVAIL CORPORATION THIRD QUARTER 2004 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
INDEX
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)